82-34626

WILLKIE FARR & GALLAGHER



787 Seventh Avenue
New York, NY 10019-6099

212 728 8000
Fax: 212 728 8111


RECD S.E.C.
JUL 10 2003
1086

SUPPL

July 10, 2003

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Générale de Santé S.A.
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. ~~82-5239~~

Ladies and Gentlemen:

On behalf of Générale de Santé S.A., a *société anonyme* organized under the laws of the Republic of France (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on January 22, 2002 (file no. 82-5239) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit an English language translation of the press release, dated July 8, 2003, of the Company clarifying certain inaccuracies in press reports regarding the sale by Santé Luxembourg S.A., a significant shareholder, of its interest in the Company.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 728-8630.

Very truly yours,

Stuart R. Goldfarb /s.k.s.

Stuart R. Goldfarb

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

dlw 7/14

Enclosure

cc: Robert Marion
Laurent Faugérolas

New York
Washington, DC
Paris
London



GÉNÉRALE
DE • SANTÉ

PRESS RELEASE

July 8, 2003

By reason of the false information published in certain press articles pursuant to the advertisement dated June 23, 2003 of operations for the sale of shares in *Générale de Santé*, the board of directors of the latter, upon request by the *Commission des opérations de bourse*, intends to clarify the following.

The board of directors of *Générale de Santé* met on June 20, 2003 after the close of the Paris stock market in order to examine, in particular, the offers received by *Santé Luxembourg*, leading shareholder of the company at the time, for its sale of its shareholding in *Générale de Santé*.

All the board members attended this meeting, namely: Mr. Daniel Bour (chairman of the board of directors and chief executive officer), Messrs Robert Marion and Jean-François Sautereau (directors and co-executive officers), Mr. Alain Gomez (director), ABN Amro Développement (director represented by Mr. Hervé Claquin) and Mr. Simon Rowlands (director), the latter having taken part in the board meeting by way of videoconference.

After the advising banks had made a presentation of the three offers received by *Santé Luxembourg*, the board of directors, during their meeting of June 20, 2003, noted (i) the existence of an offer significantly below the price expected by *Santé Luxembourg*, which the latter rejected, and (ii) that the other two offers were more or less of the same value:

- The first came from *Santé Holding* and the *Bank Efibanca*. Firm and not subject to conditions, this offer concerned 33% of *Générale de Santé's* capital on the understanding that the balance of the shares not sold by *Santé Luxembourg* to *Santé Holding* or *Efibanca* should be reallocated among institutional investors as chosen by *Santé Luxembourg* and not acting together with *Santé Holding* and *Efibanca*.

  Consequently, the board of directors noted that this transaction would not be followed by the issue of a mandatory public takeover offer for the remaining capital of *Générale de Santé*.

- The second came from the Swedish group Capio AB. Legally and non-binding, (a term regularly used in the said offer) and therefore not conclusive, it did not therefore satisfy the contractual rules stemming from the selection process of candidates as defined by the seller and its advisors. Furthermore, it included condition precedents which were all the more difficult to satisfy since they neither depended on *Santé Luxembourg* nor on *Générale de Santé*. Thus, the offer to acquire 33% of the capital was conditional on the irrevocable commitment of at least 18% of Générale de Santé shareholder's accepting Capio's offer. In the same way, Capio submitted its intention to acquire more than the 33% on condition of obtaining approval from general assembly of its own shareholders.

Therefore, the board of directors noted that Capio's offer was clearly less attractive in terms of conditions and, moreover, was informed that the management teams and *Générale de Santé's* medical community was not in favor of the Swedish group's offer. On the other hand, acceptance of *Santé Holding* and *Efibanca* as shareholders was regarded by the board of directors as being in the interests of the company.

Consequently, and after having deliberated, those of the directors who took part in the vote voted unanimously in favor of *Santé Holding's* offer; the other directors did not take part in the vote; and it being specified that Mr. Simon Rowlands, who could not have been considered as being legally present


GÉNÉRALE
DE • SANTÉ

because of his attendance by way of videoconference, said that if he had been present, he would not have taken part in the vote.

Further information:

Listed on the Euronext Premier Marché Paris since June 2001, Générale de Santé is the largest Group in Europe by size and the leading company in the private hospital sector in France with a market share of about 11%. Abroad, the Group has sites in Canada, in Italy, in Portugal and in Switzerland. With 127 clinics in the world, Générale de Santé is the leading European Group covering all of the main areas of healthcare: healthcare activities which mainly cover medical, surgical and obstetrical activities, as well as psychiatry, follow-up treatment and rehabilitation and cancer treatment and radiotherapy, diagnosis activities, the home healthcare sector and service activities. In France, Générale de Santé offers a unique network of 106 clinics, ensuring full patient care across the country, with a capacity of more than 10 232 beds and places. In 2002, Générale de Santé's 17 000 employees and 4,000 independent practitioners have treated more than 1.3 million patients.

Euroclear Code: 4447
Générale de Santé is included in the SBF 250 and Midcac indexes. From July 11, 2003, Générale de Santé will also be included in the SBF 120 index.

Internet: www.generale-de-sante.fr

Contacts

Générale de Santé

Martine GIDON : + 33 (0)1 53 23 14 99
m.gidon@gsante.fr

Brunswick

Agnès Catineau, Patricia Perrier : + 33 (0)1 53 96 83 83
gds@brunswickgroup.com